UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rumble, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78137L105

(CUSIP Number)

December 11, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78137L105

1.	NAMES OF REPORTING PERSONS Daniel John Bongino(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 309,500
	6.	SHARED VOTING POWER 15,885,353(2)
	7.	SOLE DISPOSITIVE POWER 309,500
	8.	SHARED DISPOSITIVE POWER 15,885,353(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,194,853(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(3)
12.	TYPE OF REPORTING PERSON IN

(1)	Daniel John Bongino is the record holder of 309,500 shares of Class A Common Stock (as defined below). Bongino Inc. is the record holder of 15,855,353 shares of Class A Common Stock. By virtue of Mr. Bongino’s 100% ownership of Bongino Inc., he may be deemed to beneficially own the shares held of record by Bongino Inc.

(2)	Includes 5,234,653 shares of Class A Common Stock that have been placed in escrow pursuant to the terms of the Business Combination Agreement, dated December 1, 2021 (the “Business Combination Agreement”), by and between CF Acquisition Corp. VI (n/k/a Rumble Inc.) and Rumble Inc. (n/k/a Rumble Canada Inc.), and are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement.

(3)	Percentage based on 280,272,754 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares (as defined below) and which also includes shares of Class A Common Stock and ExchangeCo Shares placed in escrow pursuant to the terms of the Business Combination Agreement) as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2023. “ExchangeCo Shares” means exchangeable shares in 1000045728 Ontario Inc., a corporation formed under the laws of the Province of Ontario, Canada, and an indirect, wholly owned subsidiary of the Issuer (as defined below).

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CUSIP No. 78137L105

1.	NAMES OF REPORTING PERSONS Bongino Inc.(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 15,885,353(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 15,885,353(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,885,353(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(3)(4)
12.	TYPE OF REPORTING PERSON CO

(1)	Bongino Inc. is the record holder of 15,855,353 shares of Class A Common Stock (as defined below). By virtue of Daniel John Bongino’s 100% ownership of Bongino Inc., he may be deemed to beneficially own such shares.

(2)	Includes 5,234,653 shares of Class A Common Stock that have been placed in escrow pursuant to the terms of the Business Combination Agreement, dated December 1, 2021 (the “Business Combination Agreement”), by and between CF Acquisition Corp. VI (n/k/a Rumble Inc.) and Rumble Inc. (n/k/a Rumble Canada Inc.), and are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement. Excludes 309,500 shares of Class A Common Stock held of record by Mr. Bongino.

(3)	Percentage based on 280,272,754 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares (as defined below) and which also includes shares of Class A Common Stock and ExchangeCo Shares placed in escrow pursuant to the terms of the Business Combination Agreement) as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2023. “ExchangeCo Shares” means exchangeable shares in 1000045728 Ontario Inc., a corporation formed under the laws of the Province of Ontario, Canada, and an indirect, wholly owned subsidiary of the Issuer (as defined below).

(4)	Excludes 309,500 shares of Class A Common Stock held of record by Mr. Bongino.

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CUSIP No. 78137L105

Item 1.

(a)	Name of Issuer.

Rumble, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Officers.

444 Gulf of Mexico Drive

Longboat Key, FL 34228

Item 2.

(a)	Name of Person Filing

Daniel John Bongino and Bongino Inc. (each, a “Filer”).

(b)	Address of Principal Business Office or, if none, Residence

The address for each Filer is 2239 SW Manele Place, Palm City, FL 34990.

(c)	Citizenship

Daniel John Bongino is a citizen of the United States of America. Bongino Inc. is incorporated in the State of Florida.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”)

(e)	CUSIP Number

78137L105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

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CUSIP No. 78137L105

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Daniel John Bongino owns 100% of Bongino Inc. Mr. Bongino has the right to receive, and the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common stock held of record by Bongino Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Daniel John Bongino owns 100% of Bongino Inc. and is its President.

Item 10.	Certification

By signing below, each Filer certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 78137L105

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023

/s/ Daniel John Bongino
DANIEL JOHN BONGINO

BONGINO INC.

By:	/s/ Daniel John Bongino
Name:	Daniel John Bongino
Its:	President